Exhibit (a)(1)(M)

Contact:	Dave Farmer
508-293-7206
dave.farmer@emc.com

EMC COMMENCES TENDER OFFER

FOR ALL OUTSTANDING SHARES OF ISILON

HOPKINTON, Mass. – November 19, 2010 – EMC Corporation (NYSE: EMC), the world leader in information infrastructure solutions, announced today commencement of a cash tender offer to purchase all outstanding shares of common stock of Isilon Systems, Inc. (Nasdaq: ISLN) for $33.85 in cash without interest and less any required withholding taxes. The tender offer is being made pursuant to a previously announced merger agreement dated November 14, 2010 among EMC, Electron Merger Corporation, a wholly-owned subsidiary of EMC, and Isilon. Once the tender offer is completed, EMC will promptly acquire the remaining outstanding Isilon shares for the same price per share through a merger with Isilon.

The board of directors of Isilon unanimously (i) determined that the merger agreement is advisable, (ii) determined that the merger agreement and the transactions contemplated by the merger agreement, including the offer and the merger, taken together, are at a price and on terms that are in the best interests of Isilon and its stockholders, and (iii) approved the merger agreement and the transactions contemplated by the merger agreement, including the tender offer and the merger. Accordingly, the board of directors of Isilon unanimously recommends that Isilon’s stockholders accept the tender offer and tender their Isilon shares pursuant to the tender offer and, if required by law, adopt the merger agreement.

The tender offer will expire at 12:00 midnight on Friday, December 17, 2010, unless extended in accordance with the merger agreement and the applicable rules and regulations of the Securities and Exchange Commission (SEC). The tender offer is subject to customary conditions, including the acquisition by EMC of a majority of the outstanding shares of Isilon common stock on a fully diluted basis and the receipt of antitrust approvals in the U.S.

EMC is filing with the SEC a tender offer statement on Schedule TO setting forth in detail the terms of the tender offer. Isilon today will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 setting forth in detail, among other things, the recommendation of Isilon’s board of directors that Isilon’s stockholders accept the tender offer and tender their Isilon shares pursuant to the tender offer.

Additional Information and Where to Find it

This press release is neither an offer to purchase nor a solicitation of an offer to sell any shares of Isilon. The solicitation and the offer to buy shares of Isilon common stock is being made pursuant to an offer to purchase and related materials that EMC and Electron Merger Corporation have filed with the U.S. Securities and Exchange Commission (the “SEC”) on November 19, 2010. EMC and Electron Merger Corporation have filed a Tender Offer Statement on Schedule TO containing an offer to purchase, forms of letters of transmittal and other documents relating to the tender offer and Isilon has filed a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. EMC, Purchaser and Isilon have commenced mailing these documents to the stockholders of Isilon. These documents contain important information about the tender offer and stockholders of Isilon are urged to read them carefully. Investors and stockholders of Isilon are able to obtain a free copy of these documents and other documents filed by EMC, Electron Merger Corporation and Isilon with the SEC at the website maintained by the SEC at www.sec.gov. In addition, the tender offer statement and related materials may be obtained for free by directing such requests to EMC Corporation at Attention: Office of the General Counsel, 176 South Street, Hopkinton, MA 01748, or from Isilon Systems, Inc. at Attention: Investor Relations Department, 3101 Western Avenue, Seattle, Washington 98121 and stockholders may obtain a free copy of the solicitation/recommendation statement and such other documents from Isilon by directing requests to Isilon at Attention: Investor Relations Department, 3101 Western Avenue Seattle, Washington 98121.

For additional information, please contact the information agent for the offer.

The information agent for the Offer is:

Morrow & Co., LLC

470 West Avenue

Stamford, CT 06902

(203) 658-9400

Banks and Brokerage Firms, Please Call: (203) 658-9400

Stockholders Call Toll Free: (800) 607-0088

E-mail: Isilon@morrowco.com

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EMC is a registered trademark of EMC Corporation.

This release contains “forward-looking statements” as defined under the federal securities laws. These include, without limitation, all references to the date the Offer will be completed. Actual results could differ materially from those projected in the forward-looking statements as a result of certain risk factors, including but not limited to: (i) any adverse governmental reactions as we seek approvals for the acquisition of Isilon, or business partner reactions to the acquisition; (ii) material adverse changes in general economic or market conditions; (iii) the potential for Isilon’s employees to leave their positions as a result of the acquisition; (iv) changes in the business of EMC or Isilon; or (v) other one-time events and other important factors disclosed previously and from time to time in EMC and Isilon’s filings with the U.S. Securities and Exchange Commission. EMC disclaims any obligation to update any such forward-looking statements after the date of this release.